UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

William Lyon Homes

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552074700

(CUSIP Number)

Douglas V. Getten, Esq.

Paul Hastings LLP

600 Travis St., Suite 5800

Houston, Texas 77002

Tel: (713) 860-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON Paulson Property Management II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on May 28, 2013 (The “Original Schedule 13D”). Unless set forth below, all Items set forth in the Original Schedule 13D are unchanged. This Amendment No. 1 constitutes an exit filing for the Reporting Person, whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Original 13D is hereby amended to add the following immediately following the final paragraph of Item 4:

Disposition of Securities

On September 18, 2017, pursuant to the terms of that certain Underwriting Agreement, dated as of September 13, 2017 (the “Underwriting Agreement”) by and among the Issuer, WLH Recovery Acquisition LLC, as affiliate of the Reporting Person and Credit Suisse Securities (USA) LLC (“Credit Suisse”), the Reporting Person agreed to sell to Credit Suisse all of its shares of Class A Common Stock – an aggregate of 3,322,666 shares – at a price of $23.81 per share. In connection with the Underwriting Agreement, the Reporting Person agreed that they will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into, exchangeable, exercisable or settled for any shares of Class A Common Stock, enter into a transaction that would have the same effect or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, issuance, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse for a period of 45 days.

The lock-up restrictions are subject to certain specific exceptions, including transfers of Class A Common Stock as a bona fide gift or by will, other testamentary document or applicable laws of descent and transfers to such person’s family member or to a trust or to certain entities controlled by such holder, provided that the recipient of the shares agrees to be bound by the same restrictions on sales.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Information about the number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person is set forth in Item 4, and that information is incorporated by reference herein.

(a), (b) As of the date hereof, the Reporting Person does not have beneficial ownership of any shares of Common Stock.

(c).    On September 18, 2017, the Reporting Person disposed of all of its shares of the Issuer’s Class A Common Stock pursuant to the Underwriting Agreement. Except for the transaction described in the preceding sentence, there have been no transactions in the Class A Common Stock that were effected by the Reporting Person during the past sixty days.

(d).    Not applicable.

(e).     The Reporting Person ceased to be a beneficial owner of 5.0% or more of Class A Common Stock on September 18, 2017.

Note 1: Paulson Property Management is the general partner of Real Estate Fund II, which is the parent of WLH Recovery. In its role as general partner, the Reporting Person possessed voting and investment power over the securities of the Issuer described in this Schedule that were owned by WLH Recovery. The pecuniary interest of all securities reported in this Schedule was owned by WLH Recovery. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all securities reported in this Schedule.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2017

PAULSON PROPERTY MANAGEMENT II, LLC

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel &
Chief Compliance Officer